SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For   **the fourth quarter and fiscal year 2000**

                    QUEBECOR WORLD INC.
                    (Translation of Registrant's Name into English)

        612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
                    (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ____   Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No __X__

Consolidated Financial Statements
of
QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.   Consolidated Financial Statements for the years ended December 31, 2000, 1999 and 1999;

2.   Accountants' Consent.

Consolidated Financial Statements of

QUEBECOR WORLD INC.
AND ITS SUBSIDIARIES

Years ended December 31, 2000, 1999 and 1998

Table of contents

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Quebecor World Inc. and its subsidiaries are the responsibility of management and are approved by the Board of Directors of Quebecor World Inc.

These financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada and include amounts that are based on best estimates and judgments.

Management of the Company and of its subsidiaries, in furtherance of the integrity and objectivity of data in the financial statements, have developed and maintain systems of internal accounting controls and support a program of internal audit. Management believes that the systems of internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the financial statements and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews the Company's annual consolidated financial statements and formulates the appropriate recommendations to the Board of Directors. The auditors appointed by the shareholders have full access to the Audit Committee, with and without management being present.

These financial statements have been examined by the auditors appointed by the shareholders, KPMG LLP, chartered accountants, and their report is presented hereafter.

(Signed) Jean Neveu   (Signed) Christian M. Paupe

Jean Neveu   Christian M. Paupe

Chairman of the Board   Executive Vice President,
                                   Chief Financial Officer and
                                   Chief Administrative Officer

Montréal, Canada
January 26, 2001

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2000 and 1999 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998 in accordance with generally accepted accounting principles in Canada.

Generally accepted accounting principles in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations for the years ended December 31, 2000, 1999 and 1998 to the extent summarized in Note 21 to the consolidated financial statements.

KPMG LLP

Chartered Accountants

Montréal, Canada

January 26, 2001

Consolidated Statements of Income

Years ended December 31
(in thousands of US dollars, except for earnings per share amounts)

	2000	1999	1998
Revenues	**$ 6,521,077**	$ 4,952,537	$ 3,808,155
Operating expenses:			
Cost of sales	**4,991,717**	3,846,183	2,979,926
Selling, general and administrative (note 7(b))	**459,478**	347,893	287,374
Depreciation and amortization	**345,079**	285,992	223,789
	5,796,274	4,480,068	3,491,089
Operating income before restructuring and other charges	**724,803**	472,469	317,066
Restructuring and other charges (note 3)	**(2,729)**	180,000	–
Operating income after restructuring and other charges	**727,532**	292,469	317,066
Financial expenses (note 4)	**231,464**	122,177	64,300
Income before income taxes	**496,068**	170,292	252,766
Income taxes (note 5)	**137,735**	48,356	72,883
Income before minority interest	**358,333**	121,936	179,883
Minority interest	**2,353**	12,701	3,198
Net income before goodwill amortization	**355,980**	109,235	176,685
Goodwill amortization, net of taxes	**60,549**	31,770	17,035
Net income	**$ 295,431**	$ 77,465	$ 159,650
Net income available to holders of preferred shares	**10,104**	10,092	10,136
Net income available to holders of equity shares	**$ 285,327**	$ 67,373	$ 149,514
Earnings per share (note 6)	**$ 1.94**	$ 0.54	$ 1.29
Earnings per share before goodwill amortization	**$ 2.35**	$ 0.79	$ 1.44
Average number of equity shares outstanding (in thousands)	**147,041**	125,393	115,703

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Years ended December 31
(in thousands of shares and of US dollars)

	2000		1999		1998	
	Number	**Amount**	Number	Amount	Number	Amount
Capital stock:						
Equity Multiple Voting Shares:						
Balance, beginning of year	**62,985**	**$ 152,273**	63,985	$ 158,275	63,985	$ 158,275
Conversion into Subordinate Voting Shares	**(5,599)**	**(33,606)**	(1,000)	(6,002)	–	–
Balance, end of year	**57,386**	**118,667**	62,985	152,273	63,985	158,275
Equity Subordinate Voting Shares:						
Balance, beginning of year	**84,690**	**1,289,091**	51,805	527,381	51,592	525,244
Conversion of Multiple Voting Shares into Subordinate Voting Shares	**5,599**	**33,606**	1,000	6,002	–	–
Issuance of treasury shares for cash (note 14)	**–**	**–**	6,500	159,143	–	–
Shares repurchased (note 14)	**(1,752)**	**(26,138)**	–	–	–	–
Shares issued in connection with the acquisition of World Color Press, Inc. (note 14)	**11**	**258**	25,045	591,317	–	–
Shares issued from stock plans (note 15)	**205**	**3,275**	340	5,248	213	2,137
Balance, end of year	**88,753**	**1,300,092**	84,690	1,289,091	51,805	527,381
First Preferred Shares Series 2:						
Balance, beginning and end of year	**12,000**	**212,482**	12,000	212,482	12,000	212,482
Total – Capital stock		**1,631,241**		1,653,846		898,138
Additional paid-in capital		**88,737**		88,737		88,737
Other paid-in capital: (note 13)						
Balance, beginning of year		**20,831**		–		–
Convertible Senior Subordinated Notes		**–**		20,831		–
Repurchase		**(4,982)**		–		–
Balance, end of year		**15,849**		20,831		–
Retained earnings:						
Balance, beginning of year as restated (note 2)		**650,155**		628,591		507,419
Net income		**295,431**		77,465		159,650
Shares and convertible notes repurchased (notes 13 and 14)		**(16,783)**		–		–
Share issue expenses (net of income taxes of $5,646) (note 14)		**–**		(10,484)		–
Dividends:						
Equity shares		**(48,500)**		(35,253)		(27,774)
Preferred shares		**(10,031)**		(10,164)		(10,704)
Balance, end of year		**870,272**		650,155		628,591
Translation adjustment (note 16)		**(132,219)**		(95,137)		(51,948)
Total – Shareholders' equity		**$ 2,473,880**		$ 2,318,432		$ 1,563,518

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years ended December 31
(in thousands of US dollars)

	2000	1999	1998
Operating activities:			
Net income	$ 295,431	$ 77,465	$ 159,650
Non-cash items in net income:			
Depreciation of property, plant and equipment	325,296	269,746	214,203
Amortization of goodwill and deferred charges	80,332	48,016	26,621
Non-cash portion of restructuring and other charges (note 3)	(7,031)	111,312	–
Imputed interest	4,510	3,181	1,048
Amortization of deferred financing costs	8,292	1,642	1,187
Deferred income taxes (note 5)	91,815	(8,663)	29,676
Minority interest	2,353	12,701	3,198
Loss (gain) on sale of businesses and investment (note 7)	(12,581)	1,851	(13,492)
Other	(2,709)	(9,308)	2,758
Changes in non-cash balances related to operations:			
Trade receivables	128,602	175,804	20,143
Inventories	8,791	34,160	28,986
Trade payables and accrued liabilities	18,619	(44,868)	(49,826)
Other current assets and liabilities	(48,661)	32,988	(4,735)
Other non-current assets and liabilities	24,742	4,115	(5,502)
Cash provided from operating activities	917,801	710,142	413,915
Financing activities:			
Net change in bank indebtedness	(2,139)	(13,671)	(2,343)
Net proceeds from issuance of capital stock (notes 14 and 15)	2,909	153,907	2,137
Repurchases of shares for cancellation (note 14)	(41,595)	–	–
Issuance of long-term debt	387,292	1,082,701	290,805
Repayments of long-term debt and convertible notes	(995,105)	(841,914)	(128,400)
Dividends on equity shares	(48,500)	(35,253)	(27,774)
Dividends on preferred shares	(10,031)	(10,164)	(10,704)
Dividends to minority shareholders	(36)	(761)	(1,503)
Cash provided (used) from financing activities	(707,205)	334,845	122,218
Investing activities:			
Acquisitions of businesses, net of cash and cash equivalents (note 7)	(5,344)	(923,250)	(260,208)
Net proceeds from disposal of non-core business and investment (note 7)	57,330	21,911	33,395
Additions to property, plant and equipment	(242,185)	(194,708)	(312,123)
Investment in an affiliated company (note 19)	(13,450)	–	–
Net proceeds from disposal of other assets	24,379	25,532	357
Cash used by investing activities	(179,270)	(1,070,515)	(538,579)
Effect of exchange rate changes on cash and cash equivalents	17,793	28,832	2,375
Net increase (decrease) in cash and cash equivalents	49,119	3,304	(71)
Cash and cash equivalents, beginning of year	3,613	309	380
Cash and cash equivalents, end of year	$ 52,732	$ 3,613	$ 309

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

December 31
(in thousands of US dollars)

	2000	1999
Assets		
Current assets:		
Cash and cash equivalents	$ 52,732	$ 3,613
Trade receivables, net of allowances for doubtful accounts of $17,823 and $18,469 respectively (note 8)	584,047	743,305
Receivables from related parties	3,048	–
Inventories (note 9)	461,340	486,228
Deferred income taxes (note 5)	58,083	36,385
Prepaid expenses	26,024	27,831
	1,185,274	1,297,362
Property, plant and equipment, net (note 10)	2,682,983	2,895,307
Goodwill, net of accumulated amortization of $144,114 and $97,115 respectively	2,459,510	2,526,707
Other assets	156,893	153,752
	$ 6,484,660	$ 6,873,128

Liabilities and Shareholders' Equity

	2000	1999
Current liabilities:		
Bank indebtedness	**$ 3,129**	$ 5,646
Trade payables	**632,550**	561,342
Accrued liabilities	**522,907**	541,556
Payables to related parties	**–**	273
Income and other taxes	**6,011**	38,751
Current portion of long-term debt and convertible notes (notes 11 and 13)	**87,212**	77,260
	1,251,809	1,224,828
Long-term debt (note 11)	**2,015,554**	2,582,911
Other liabilities (note 12)	**290,788**	290,203
Deferred income taxes (note 5)	**326,137**	255,000
Convertible notes (note 13)	**105,936**	179,752
Minority interest	**20,556**	22,002
Shareholders' equity:		
Capital stock (note 14)	**1,631,241**	1,653,846
Additional paid-in capital	**88,737**	88,737
Other paid-in capital (note 13)	**15,849**	20,831
Retained earnings	**870,272**	650,155
Translation adjustment (note 16)	**(132,219)**	(95,137)
	2,473,880	2,318,432
	$ 6,484,660	$ 6,873,128

See Notes to Consolidated Financial Statements.

On behalf of the Board:

(Signed) Jean Neveu   Director

(Signed) Charles G. Cavell   Director

Notes to Consolidated Financial Statements

Years ended December 31, 2000, 1999 and 1998
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)

1. Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of Quebecor World Inc. and all its subsidiaries (the "Company") and are prepared in conformity with generally accepted accounting principles in Canada. Significant differences between generally accepted accounting principles in Canada and the United States are described in note 21.

(b) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

(c) Foreign currency translation

Financial statements of self-sustaining foreign operations are translated using the current rate method. Adjustments arising from this translation are deferred and recorded under a separate caption of shareholders' equity and are included in income only when a reduction in the investment in these foreign operations is realized.

Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in income, except for unrealized gains and losses arising from the translation of long-term monetary liabilities which are deferred and amortized over the remaining life of the related item.

(d) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada and the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of pension and other future employee benefits, reserves for environmental matters and restructuring charges, useful lives of assets for depreciation, amortization and evaluation of impairment of assets, provision for income taxes and the determination of fair value of financial instruments. Financial results as determined by actual events could differ from those estimates.

(e) Derivative financial instruments

The Company uses various derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. These derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

Notes to Consolidated Financial Statements

1. **Summary of significant accounting policies (cont'd)**

   (f) Inventories

   Raw materials and supplies are valued at the lower of cost, as determined, using the first in, first out method, or market being replacement cost. Work in process is valued at the lower of cost and net realizable value.

   (g) Property, plant and equipment

   Property, plant and equipment are stated at cost. Cost represents acquisition or construction costs including preparation, installation and testing charges and interests incurred with respect to the property, plant and equipment until they are ready for commercial production.

   Depreciation is provided using the straight-line basis over the estimated useful lives as follows:

Assets	Estimated useful lives
Buildings and leasehold improvements	15 to 40 years
Machinery and equipment	3 to 18 years

   (h) Goodwill

   Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. Goodwill is amortized using the straight-line method over the expected period to be benefited which is 40 years.

   The Company monitors its goodwill balances to determine whether any impairment of these assets has occurred. Where circumstances or events indicate a possible inability to recover the carrying amount of goodwill related to a business acquisition, the Company evaluates, on an undiscounted basis, the current and estimated cash flows of the underlying businesses which gave rise to the goodwill. No such events or circumstances have occurred during the year.

   (i) Stock option plans

   The Company's compensation plans are described in note 15. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock.

   (j) Reclassifications

   Certain reclassifications have been made to prior years' amounts to conform with the basis of presentation adopted in the current year.

2. **Accounting changes**

   Effective January 1, 2000, the Canadian Institute of Chartered Accountants ("CICA") changed the accounting standards relating to the accounting for income taxes and the accounting for employee future benefits, including pension and non-pension postretirement benefits.

Notes to Consolidated Financial Statements

2. Accounting changes (cont'd)

(a) Income taxes

In December 1997, the Accounting Standards Board issued Section 3465 of the CICA Handbook, Income Taxes. Under the asset and liability method of Section 3465, deferred income tax assets and liabilities are recognized for the estimated deferred tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized and if realization is not considered "more likely than not," a valuation allowance is provided.

The Company has adopted in 2000 the new recommendations of the CICA and has applied the provisions of Section 3465 retroactively to January 1989 when the Company was created. The cumulative effect of this change in accounting for income taxes is reported as a restatement to increase the opening balance of retained earnings for the year ended December 31, 1998 by $7,982.

Accordingly, the financial statements for the years ended December 31, 1999 and 1998 have been restated to comply with the provisions of Section 3465. In addition to restating the deferred income tax accounts, an allocation between short- and long-term portions is now presented in the consolidated balance sheets.

(b) Employee future benefits

In March 1999, the Accounting Standards Board issued Section 3461 of the CICA Handbook, Employee future benefits. Under Section 3461, the Company is required to accrue, during employees' active service period, the estimated cost of pension, retiree benefit payments other than pensions, and workers' compensation. The Company previously expensed the cost of postretirement benefits other than pension, which are principally health care, as claims were incurred by the employees and paid by the Company. In addition, the Company will now use the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial, gains or losses, exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets. Previously, actuarial gains and losses were amortized on a straight-line basis over the average remaining service life of the employees.

The Company has elected to recognize this change in accounting on the immediate recognition basis retroactively. The cumulative effect of this change in accounting for pension and postretirement benefits other than pension is reported as a restatement which decreased the opening balance of retained earnings for the year ended December 31, 1998 by $9,077.

(c) Summary effect

The following summarizes the impact of applying Sections 3465 and 3461 on income before income taxes, net income, earnings per share, and retained earnings. The presentation ofequipment, goodwill, deferred income taxes and other liabilities are also affected by these changes.

Notes to Consolidated Financial Statements

2. Accounting changes (cont'd)

(c) Summary effect (cont'd)

	Income before income taxes	Net income	Earnings per share	Retained earnings
December 31, 1999				
As previously reported	$ 171,068	$ 80,056	$ 0.56	$ 653,751
Effect of Section 3465	–	(1,571)	(0.01)	7,119
Effect of Section 3461	(776)	(1,020)	(0.01)	(10,715)
As restated	$ 170,292	$ 77,465	$ 0.54	$ 650,155
December 31, 1998				
As previously reported	$ 253,199	$ 159,560	$ 1.29	$ 629,596
Effect of Section 3465	–	708	0.01	8,690
Effect of Section 3461	(433)	(618)	(0.01)	(9,695)
As restated	$ 252,766	$ 159,650	$ 1.29	$ 628,591
December 31, 1997				
As previously reported				$ 508,514
Effect of Section 3465				7,982
Effect of Section 3461				(9,077)
As restated				$ 507,419

3. Restructuring and other charges

During the year ended December 31, 2000, the Company pursued the activities underlying the restructuring plan which was originally established in the fourth quarter of 1999. In addition, the Company implemented other restructuring initiatives in 2000. These decisions were taken in response to difficult market conditions in Europe as well as a follow through of our digital strategy resulting in termination of employees for $18 million and write-down of assets for $10 million. In 2000, the Company utilized $42 million of restructuring and other charges which consisted of severance payments of $29 million for employees terminated during the year, $8 million for facility closings and $5 million for other special charges.

During 2000, the Company determined that some of the restructuring reserve originally established in the fourth quarter of 1999 would not be utilized because of changes in management's decision.

Notes to Consolidated Financial Statements

3. Restructuring and other charges (cont'd)

The change in the reserve requirements stemmed primarily from the following. A significant increase in the requirement for manufacturing capacity to meet expected sale growth and newly contracted business which resulted in the retention of employees targeted for termination of employment, and utilization of equipment originally targeted for shutdown or significantly reduced usage of capacity. As a result, a few plants targeted for shutdown were kept open and equipment continued to be used.

Accordingly, the restructuring reserve reversal was included under the line item restructuring and other charges in the determination of income from operations for the year ended December 31, 2000.

Committed to improving profitability and improving efficiencies and as a result of identifying opportunities to streamline operations and maximize the integration of World Color Press Inc. ("WCP") acquired in 1999 into its own operations, the Company's management committed itself to a restructuring plan and recorded $180 million of restructuring and other charges in the fourth quarter of 1999. The actions undertaken included a worldwide realignment of manufacturing capacity, the consolidation of administrative offices, and a streamlining of the Company's overhead structure to reduce operating expenses. The restructuring charge excluded any integration costs relating to WCP which were accrued as a liability assumed in the purchase equation.

Restructuring charges consisted of $99.8 million related primarily to property, plant and equipment impaired as a result of the decision to close several facilities; $63.3 million in workforce reduction costs which resulted principally from the closed facilities and the consolidation of administrative offices and salesforce and other special charges of $16.9 million.

The fair value of assets determined to be written off was the result of independent appraisals and use of management estimates. The workforce reduction costs primarily included severance, benefits and other personnel-related costs related to involuntary reduction of jobs worldwide related to plant closures, duplicate position eliminations, streamlining administrative management and implementation of a salesforce reduction program. Other charges included $8 million for write-down of other assets and $9 million for other costs.

The following table sets forth the Company's 1999 restructuring reserve and activity against the reserve in 2000:

		Write-down of assets	Restructuring charges	Other special charges	Total
Original		$ 99,794	$ 63,286	$ 16,920	$ 180,000
Utilized in 1999	Cash	–	(9,081)	(872)	(9,953)
	Non-Cash	(11,589)	–	(8,402)	(19,991)
Balance at December 31, 1999		$ 88,205	$ 54,205	$ 7,646	$ 150,056
New		10,099	17,941	–	28,040
Utilized in 2000	Cash	–	(41,496)	(411)	(41,907)
	Non-Cash	(81,873)	–	(4,771)	(86,644)
Reversal	Cash	–	(12,305)	(1,334)	(13,639)
	Non-Cash	(16,375)	–	(755)	(17,130)
Translation adjustment		(56)	(706)	(375)	(1,137)
Balance at December 31, 2000		$ –	$ 17,639	$ –	$ 17,639

The Company foresees the restructuring plan to be substantially completed by June 2001.

Notes to Consolidated Financial Statements

4. Financial expenses

	2000	1999	1998
Interest on long-term debt and convertible notes	$ **192,495**	$ 123,519	$ 67,388
Interest on short-term debt	**3,253**	3,216	5,552
Securitization fees and other	**33,165**	3,543	2,549
Amortization of deferred financing costs	**8,292**	1,642	1,187
Exchange gains and other	**(2,145)**	(3,643)	(947)
	235,060	128,277	75,729
Interest capitalized to the cost of equipment	**(3,596)**	(6,100)	(11,429)
	$ **231,464**	$ 122,177	$ 64,300
Cash interest payments	$ **228,098**	$ 110,362	$ 74,037

5. Income taxes

Total income tax expense was allocated as follows:

	2000	1999	1998
Income taxes	$ **137,735**	$ 48,356	$ 72,883
Goodwill amortization	**(3,724)**	(760)	–
Goodwill, for initial recognition of acquired tax benefits that previously were included in the valuation allowance	**–**	(323)	(688)
Shareholders' equity, for share issue expense	**–**	(5,646)	–
	$ **134,011**	$ 41,627	$ 72,195

Income tax expense (recovery) attributable to income consists of:

	2000	1999	1998
Current	$ **45,920**	$ 57,019	$ 43,207
Deferred	**91,815**	(8,663)	29,676
	$ **137,735**	$ 48,356	$ 72,883

In 1999, the deferred income tax expense includes an amount of $53,755,000 of recovery related to the restructuring and other charges.

The following table reconciles the difference between the international statutory tax rate, which corresponds to the weighted average of the Canadian and foreign statutory tax rates of the Company, and the effective tax rate used by the Company in the determination of net income:

Notes to Consolidated Financial Statements

5. Income taxes (cont'd)

	2000	1999	1998
International statutory rates	**26.8%**	28.9%	31.2%
Increase (reduction) resulting from:			
Change in valuation allowance	**(0.5)**	(0.5)	(2.1)
Permanent differences	**0.8**	0.5	1.2
Other	**0.7**	(0.5)	(1.5)
Effective tax rate	**27.8%**	28.4%	28.8%
Cash payments for income taxes	**$ 51,705**	$ 46,444	$ 44,399

The tax effects of significant items comprising the Company's net deferred tax liability are as follows:

	2000	1999
Deferred tax assets:		
Operating loss carryforwards	**$ 54,240**	$ 72,923
Tax credit carryforwards	**46,923**	48,413
Acquisition and restructuring reserves	**49,354**	103,047
Pension and postretirement benefits	**60,451**	59,868
Accrued compensation	**35,555**	16,961
Intangible assets	**9,551**	8,307
Other	**68,071**	77,246
Gross deferred tax assets	**324,145**	386,765
Deferred tax liabilities:		
Differences between book and tax bases of		
property, plant and equipment	**(461,131)**	(473,426)
Other	**(96,120)**	(92,542)
Gross deferred tax liabilities	**(557,251)**	(565,968)
Deferred tax asset valuation allowance	**(34,948)**	(39,412)
Net deferred tax liability	**(268,054)**	(218,615)
Less current portion deferred tax asset	**58,083**	36,385
Deferred tax liability	**$ (326,137)**	$ (255,000)

The 2000 and 1999 amounts above include a valuation allowance of $34,948,000 and $39,412,000 respectively, relating to loss carryforwards and other tax benefits available. The valuation allowance for deferred tax assets as of January 1, 1999 was $39,735,000. The net change in the total valuation allowance for the year ended December 31, 2000 was explained by $2,643,000 allocated to income from operations. In 1999, the variation of the valuation allowance was explained by an increase of $3,007,000 related to the acquisition of WCP and a decrease of $897,000 allocated to income from operations.

Notes to Consolidated Financial Statements

5. Income taxes (cont'd)

Subsequent recognized tax benefits relating to the valuation allowance for future tax assets as of December 31, 2000 will be allocated as follows:

Income tax benefit that would be reported in the consolidated statement of income	**$ 13,356**
Goodwill	**21,592**
	$ 34,948

At December 31, 2000, the Company had net operating loss carryforwards for income tax purposes available to reduce future taxable income of $65,787,000, expiring from 2002 to 2019 and $87,871,000 which can be carried forward indefinitely. The Company also had tax credits of $46,923,000 which do not expire.

The Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A future tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments.

6. Earnings per share

Earnings per share is calculated by dividing net income available to holders of equity shares by the weighted daily average number of shares outstanding during the year. Net income available to holders of equity shares is computed by subtracting dividends on the preferred shares from net income.

7. Business acquisitions and disposal

(a) Acquisitions

During 2000, the Company paid an amount of $1,045,000 adjusting the purchase price of prior years' business acquisitions in the United States and in Peru. This amount was accounted for as an increase of goodwill. In addition, the Company acquired the remaining minority interest in Inter-Routage in France for an amount of $4,299,000.

In 1999, the Company acquired WCP for a purchase price of $1.5 billion. The transaction took place as follows:

On July 12, 1999, the Company, through an indirect wholly-owned subsidiary, Printing Acquisition Inc. ("Acquisition Inc.") entered into a merger agreement with WCP. On July 16, 1999, the Company, through Acquisition Inc., commenced a cash tender offer to acquire up to 23.5 million shares of WCP's common shares at a price of $35.69 per share. On August 20, 1999, the Company acquired, pursuant to the cash tender offer, 19.2 million or 50.4% of WCP's outstanding common shares for a consideration of $684,516,000.

Notes to Consolidated Financial Statements

7. Business acquisitions and disposal (cont'd)

(a) Acquisitions (cont'd)

On October 8, 1999, Acquisition Inc. and WCP merged after approval thereof at a special meeting of WCP's shareholders. The remaining 49.6% of the outstanding common shares of WCP were converted into 1.2685 Subordinate Voting Shares of the Company and $8.18 in cash per WCP share. In addition, each 6% convertible senior subordinate note due 2007 became convertible into the number of the Company's Subordinate Voting Shares and cash that would have been received if such note had been converted prior to October 8, 1999.

The cash portion of the shares purchase totalling $853,435,000 was financed through a drawdown on the $1.25 billion acquisition bank facility combined with drawdowns on the Company's existing revolving bank facility.

During 2000, the Company completed the purchase price allocation and adjusted the assets and liabilities acquired of WCP by $78,626,000. The adjustment related to the fair value of assets impaired resulted in an additional write-off of $52,106,000. Other costs included $21,386,000 for plant shutdowns, $7,277,000 related to workers' compensation which was based on underestimated claims, $21,175,000 for contract termination and write-down of related assets and $23,292,000 for other reserves recorded at acquisition. The tax impact on these adjustments was $46,610,000.

(b) Disposal

In August 2000, the Company sold the operating assets of its North American CD-Rom replication business for total consideration of $68,024,000. The sale price was comprised of $47,024,000 of cash and $21,000,000 in special warrants and promissory notes convertible into Q-Media shares. The Company realized a gain amounting to $13,393,000 which was recorded as a reduction of selling, general and administrative expenses.

8. Asset securitization

During 2000, the Company sold a portion of its Canadian trade receivables on a revolving basis under the terms of a Canadian securitization agreement dated March 1998 (the "Canadian Program"). The Canadian Program limit is Cdn $125,000,000 ($83,400,000). As at December 31, 2000, the amount outstanding under the Canadian program is Cdn $108,000,000 ($72,025,000) (Cdn $100,000,000 ($69,290,000) at December 31, 1999).

During 2000, the Company also sold a portion of its US trade receivables on a revolving basis under the terms of a US securitization agreement dated December 1999 (the "US Program"). The program limit was increased from $408,000,000 to $510,000,000 on November 24, 2000. The US Program was created by the combination of the existing $204,000,000 WCP program and the $206,000,000 September 1999 program. At December 31, 2000, the amount outstanding under the US Program is $500,000,000 ($400,000,000 at December 31, 1999).

The Company entered into these agreements where groups of trade receivables are sold under terms that transfer significant risks and rewards of ownership to third parties; the transaction is recognized as a sale and the trade receivables are accordingly removed from the consolidated balance sheet.

Securitization fees vary based on commercial paper rates in Canada and the United States and, generally, provide a lower effective funding cost than available under the Company's bank facilities.

Notes to Consolidated Financial Statements

9. Inventories

	2000	1999
Raw material and supplies	$ 244,675	$ 250,088
Work in process	216,665	236,140
	$ 461,340	$ 486,228

10. Property, plant and equipment

	Cost	Accumulated depreciation	Net book value
December 31, 2000			
Land	**$ 85,608**	**$ –**	**$ 85,608**
Buildings and leasehold improvements	**746,452**	**122,966**	**623,486**
Machinery and equipment	**2,976,639**	**1,139,315**	**1,837,324**
Projects under development	**136,565**	**–**	**136,565**
	$ 3,945,264	**$ 1,262,281**	**$ 2,682,983**
December 31, 1999			
Land	$ 80,062	$ –	$ 80,062
Buildings and leasehold improvements	777,160	122,885	654,275
Machinery and equipment	3,138,487	1,057,431	2,081,056
Projects under development	79,914	–	79,914
	$ 4,075,623	$ 1,180,316	$ 2,895,307

As at December 31, 2000, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $269,505,000 ($315,336,000 as at December 31, 1999) and $130,483,000 ($138,395,000 as at December 31, 1999) respectively, for the assets held under capital leases.

11. Long-term debt

	Maturity	2000	1999
Revolving bank facility $1.0 B (a)	2004-2006	$ 374,614	$ 358,002
Commercial paper (b)	2004	215,038	229,350
Acquisition bank facility $450 M (c)	2002	125,000	925,000
Senior debentures 7.25% (d)	2007	150,000	150,000
Senior debentures 6.50% (e)	2027	150,000	150,000
Senior Subordinated Notes 8.375% (f)	2008	258,794	301,606
Senior Subordinated Notes 7.75% (g)	2009	290,508	289,310
Senior Notes 8.42% and 8.52% (h)	2010, 2012	250,000	–
Senior Notes 8.54% and 8.69% (i)	2015, 2020	121,000	–
Other debts and capital leases (j)	2001-2010	119,843	256,903
		2,054,797	2,660,171
Less current portion		39,243	77,260
		$ 2,015,554	$ 2,582,911

Notes to Consolidated Financial Statements

11. Long-term debt (cont'd)

(a) In April 2000, the Company extended for an additional year its existing revolving bank facility composed of three tranches. The first tranche of $250,000,000 matures in 2004, and provides liquidity back-up to the Company's $250,000,000 commercial paper program. The second tranche of $250,000,000 matures in 2005, while the third tranche of $500,000,000 matures in 2006. The credit agreement contains certain restrictions, including the obligation to maintain certain financial ratios.

The revolving bank facility bears interest at variable rates based on LIBOR or Bankers' Acceptances rates. At December 31, 2000, the drawings under this facility are denominated in US$ only and bear interest at rates ranging from 7.29% to *7.42%*.

(b) At December 31, 2000, Cdn $307,300,000 ($204,938,000) (Cdn $331,000,000 ($229,350,000) as at December 31, 1999) and $10,100,000 (none in 1999) of notes are outstanding under the Commercial paper program bearing interest at rates ranging from 5.75% to 5.94% in Canadian dollars and 6.65% to 6.71% in dollars. At December 31, 2000, the Commercial paper program was classified as long-term, since the Company has the ability and the intent to maintain such debt on a long-term basis and has a credit facility available (see (a) above) until 2004 to replace such debt, if necessary.

(c) In 1999, the Company had negotiated and obtained two additional credit facilities for a total initial limit of $1,250,000,000 to finance the acquisition of WCP. Those facilities consisted of a revolving credit facility of $450,000,000 maturing in August 2002, also available for general corporate purposes, and a term loan of $800,000,000. At the Company's request, $150,000,000 of the term loan was cancelled in December 1999. The balance of $650,000,000 was reimbursed and cancelled during 2000. These facilities bear interest at variable rates based on LIBOR. At December 31, 2000, the drawings under the acquisition bank facility bear interest at rates ranging from 7.56% to 7.70%. The credit agreements contain certain restrictions, including the obligation to maintain certain financial ratios.

(d) The senior debentures mature on January 15, 2007.

(e) The senior debentures mature on August 1, 2027 and are redeemable at the option of the holder at their par value on August 1, 2004.

(f) The senior subordinated notes mature on November 15, 2008 and are redeemable at the option of the Company at a decreasing premium between November 2003 and November 2006, and thereafter at par value until their final maturity. The notes were issued by WCP for an original aggregate principal of $300,000,000. They were subsequently revalued in order to reflect their fair value at the time WCP was acquired, based on the Company's borrowing rate for similar financial instruments. During 2000, the Company repurchased in the open market $42,425,000 face value thereof. The aggregate principal amount of the notes, as at December 31, 2000, is $257,575,000 ($300,000,000 as at December 31, 1999). The notes contain certain restrictions on WCP, including limitations on its ability to incur additional indebtedness.

(g) The senior subordinated notes mature on February 15, 2009. The aggregate principal amount of the notes is $300,000,000 and the notes are redeemable at the option of the Company at a decreasing premium between February 2004 and February 2007, and thereafter at par value until their final maturity. The notes were issued by WCP and revalued in order to reflect their fair value at the time WCP was acquired based on the Company's borrowing rate for similar financial instruments. The notes contain certain restrictions on WCP including limitations on its ability to incur additional indebtedness.

Notes to Consolidated Financial Statements

11. Long-term debt (cont'd)

(h) In July 2000, the Company issued Senior Notes for a principal amount of $250,000,000 comprised of two tranches. The first tranche of $175,000,000 matures on July 15, 2010 while the second tranche of $75,000,000 matures on July 15, 2012. These notes contain certain restrictions which are generally less restrictive than those of the revolving bank facility.

(i) In September 2000, the Company issued Senior Notes for a principal amount of $121,000,000 comprised of two tranches. The first tranche of $91,000,000 matures on September 15, 2015 and the second tranche of $30,000,000 matures on September 15, 2020. These notes contain certain restrictions which are generally less restrictive than those of the revolving bank facility.

(j) Other debts and capital leases are partially secured by assets. An amount of $63,935,000 ($184,125,000 as at December 31, 1999) is denominated in Euro currencies and an amount of $6,965,000 ($9,296,000 as at December 31, 1999) in Swedish krona. At December 31, 2000, these debts and capital leases bear interest at rates ranging from 0% to 10.54%.

Principal repayments on long-term debt are as follows:

2001	$ 39,243
2002	32,284
2003	14,242
2004	11,866
2005	220,641
2006 and thereafter	1,736,521

12. Other liabilities

	2000	1999
Pension liability	$ 78,516	$ 81,046
Postretirement benefits	67,379	63,211
Reserve for unfavourable leases acquired	52,839	57,563
Workers' compensation accrual	27,565	17,184
Reserve for environmental matters	17,728	18,759
	244,027	237,763
Other	46,761	52,440
	$ 290,788	$ 290,203

13. Convertible notes

	Maturity	2000	1999
Convertible senior subordinated notes 6.00% (a)	2007	$ 105,936	$ 128,806
Convertible debentures of a subsidiary (b)	2001	47,969	50,946
		153,905	179,752
Less current portion		47,969	–
		$ 105,936	$ 179,752

Notes to Consolidated Financial Statements

13. Convertible notes (cont'd)

(a) The convertible senior subordinated notes mature on October 1, 2007. The notes were issued by WCP and revalued in order to reflect their fair value at the time WCP was acquired based on the Company's borrowing rate for similar financial instruments. The portion of the notes which can be converted into equity shares of the Company was valued at the date of acquisition and classified as other paid-in capital. Since the acquisition of WCP by the Company, each $1,000 tranche is convertible into 30.5884 Subordinate Voting Shares of the Company which corresponds to a price of $26.24 per share and $197.25 in cash. The notes are convertible at the option of the holder at any time, and redeemable at the option of the Company at a decreasing premium from October 2000 to the final maturity. Certain conditions apply to a redemption between October 2000 and October 2002.   Pursuant to the terms of the convertible notes, the Company repurchased $7,621,000 of the notes in 1999 following a tender offer at par for 100% of the face value of $151,800,000. The Company subsequently repurchased notes in the open market in 2000 for the principal amount of $24,650,000 thereof. The aggregate principal amount of the notes, as at December 31, 2000, is $119,529,000 ($144,179,000 as at December 31, 1999). The number of equity shares to be issued upon conversion of the convertible notes would amount to 3,656,201.

(b) A French subsidiary of the Company issued at the time of its acquisition in 1995 debentures convertible into shares of this subsidiary. The total amount of convertible debentures outstanding as at December 31, 2000 is FF344,033,000 ($48,784,000) (FF344,033,000 ($52,671,000) as at December 31, 1999). A portion of this amount has been discounted at an imputed rate of 4.5% in order to reflect the fair value of the debentures at the time the subsidiary was acquired by the Company. The Company has the right to redeem these debentures. In addition, a portion of FF172,016,000 ($24,392,000) cannot be converted without prior approval by the Company. The convertible debentures bear interest at rates varying between 1.00% and 5.00% and mature on December 31, 2001. The Company's interest in this subsidiary would decrease from 100% to 78.5% if the debentures were converted and the Company did not exercise its redemption rights.

14. Capital stock

(a) Authorized capital stock

Equity shares

Multiple Voting Shares, authorized in an unlimited number, without par value, carrying ten votes per share, convertible at any time into Subordinate Voting Shares on a one-to-one basis.

Subordinate Voting Shares, authorized in an unlimited number, without par value, carrying one vote per share.

Preferred shares, authorized in an unlimited number, without par value, issuable in series; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue.

The First Preferred Shares Series 2 are entitled to a fixed cumulative preferential cash dividend of Cdn $1.25 per share per annum, payable quarterly from March 1, 1998 to November 30, 2002, if declared. Thereafter, the annual dividend will be a floating adjustable cumulative preferential cash dividend based on prime rate and payable on a monthly basis, if declared.

Notes to Consolidated Financial Statements

14. Capital stock (cont'd)

(a) Authorized capital stock (cont'd)

These preferred shares are redeemable in whole but not in part, at the Company's option, on December 1, 2002. Thereafter, these preferred shares may be converted into Series 3 cumulative redeemable First Preferred Shares under certain conditions.

The Series 3 cumulative redeemable First Preferred Shares will be entitled to a cumulative fixed dividend set by the Company for a five-year period determined before the first initial quarterly dividend which would begin on December 1, 2002. These shares also will have redemption and conversion characteristics similar to the First Preferred Shares Series 2.

(b) Issued and outstanding subordinate voting shares

In 1999, the Company issued 6,500,000 Subordinate Voting Shares for a cash consideration of Cdn $234,000,000 ($159,143,400) before share issue expenses of Cdn $9,860,000 ($6,705,800) recorded as a reduction of retained earnings.

Pursuant to the acquisition of WCP (note 7), the Company issued 10,927 Subordinate Voting Shares in 2000 in addition to the 25,045,200 issued in 1999 for a value determined at $23.61 per share based on an average market price before and after the date of the transaction. There were no share issue expenses in 2000 ($9,424,000 in 1999) recorded as a reduction of retained earnings.

(c) Share repurchases program

In 2000, the Company initiated a normal course issuer bid for a maximum of 8 million Subordinate Voting Shares over the period from April 6, 2000 to April 5, 2001. As at December 31, 2000, the Company had repurchased for cancellation 1,751,508 Subordinate Voting Shares for a net cash consideration of Cdn $59,220,000 ($41,595,000).

During 2000, the Company also entered into a series of forward purchase agreements on its repurchased shares. The Company, at its option, may settle these agreements on a net basis in shares of the Company's capital stock, or in cash to the extent that the market price of the Company's stock on a settlement date is higher (lower) than the forward purchase price. The net differential is received (paid) by the Company. As at December 31, 2000, the Company had committed to repurchase a total of 648,823 shares in January 2001 at settled prices averaging Cdn $37.10 ($24.74) per share and 1,025,000 shares in the first half of 2001 at forward prices averaging Cdn $36.04 ($24.04) per share. If these forward agreements were settled based on the December 31, 2000 market price of the Company's capital stock (Cdn $37.60 ($25.08) per share), the Company would be entitled to receive approximately Cdn $1,949,000 ($1,300,000) or 51,835 shares.

In connection with the share repurchase program, the Company sold put options which gave the purchaser the right to sell shares of the Company's capital stock to the Company at specified prices upon exercise of the options. In 2000, the Company received Cdn $1,761,000 ($1,172,000) in premiums from the sale of put options. As at December 31, 2000, no shares of outstanding common stock were subject to repurchase under the terms and conditions of these options.

Notes to Consolidated Financial Statements

15. Stock plans

(a) Employee share plans

In 2000, the Company adopted an Employee Stock Purchase Plan ("Plan") in the United States effective January 1, 2001. The number of shares that may be issued and sold under the Plan is limited to 2 million Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. The purpose of the Plan is to give eligible employees in the United States the opportunity to acquire shares of the Company's capital stock for up to 4% of their gross salaries and to have the Company contribute, on the employees' behalf, a further amount equal to 17.5% of the total amount invested by the employee.

Effective September 1, 1998, an Employee Share Investment Plan ("ESIP") was implemented giving eligible employees in Canada the opportunity to subscribe for up to 4% of their gross salaries to purchase shares of the Company's capital stock on the open market and to have the Company invest, on the employee's behalf, a further 20% of the amount invested by the employee. Participation at December 31, 2000 was 2,038 employees (1,822 at December 31, 1999). The total number of ESIP shares purchased on behalf of employees, including the Company's contribution, was 121,975 in 2000 and 87,270 in 1999.

(b) Stock option plans

Under stock option plans, a total of 8,511,416 Subordinate Voting Shares have been reserved for senior executives and other employees. As of December 31, 2000, the number of Subordinate Voting Shares related to the stock options outstanding is 4,297,478. The subscription price is equal to the share market price at the date the options were granted. The options may be exercised during a period not exceeding ten years from the date they have been granted.

The number of stock options outstanding fluctuated as follows:

	2000		1999		1998	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Balance, beginning of year	4,127,254	$ 19.82	2,577,303	$ 16.06	1,377,195	$ 13.06
Issued	252,495	20.68	1,812,669	23.04	1,530,151	18.39
Exercised	(82,271)	7.77	(252,796)	13.12	(194,799)	8.98
Cancelled	–	–	(9,922)	18.04	(135,244)	15.79
Balance, end of year	4,297,478	$ 19.73	4,127,254	$ 19.82	2,577,303	$ 16.06

Notes to Consolidated Financial Statements

15. Stock plans (cont'd)

(b) Stock option plans (cont'd)

The following table summarizes information about stock options outstanding at December 31, 2000:

| | Options outstanding | | | Options exercisable | |
| | Number outstanding | Weighted-average remaining contractual life (in years) | Weighted-average exercise price | Number exercisable | Weighted-average exercise price |
Range of exercise prices					
$10 - $13	366,877	3.5	$ 10.85	366,877	$ 10.85
$13 - $16	415,893	6.6	15.06	233,996	14.85
$16 - $19	812,421	6.8	17.67	519,162	17.51
$19 - $22	1,182,287	8.2	21.44	397,645	21.59
$22 - $25	1,520,000	8.8	22.91	380,000	22.91
	4,297,478	7.6	$ 19.73	1,897,680	$ 17.83

16. Translation adjustment

The change in the translation adjustment included in shareholders' equity is the result of the fluctuation of the exchange rates on translation of net assets of self-sustaining foreign operations not denominated in US dollars.

17. Financial instruments and concentrations of credit risk

(a) Fair value of financial instruments

The carrying values of cash and cash equivalents, trade receivables, bank indebtedness, trade payables and accrued liabilities approximate their fair values because of the short-term nature of these items.

The following table summarizes the book value and fair value at December 31, 2000 and 1999 of those financial instruments having a fair value different from their book value as at December 31. The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates.

| | 2000 | | 1999 | |
	Book Value	Fair Value	Book Value	Fair Value
Financial liabilities				
Long-term debt [1]	$ (2,054,797)	$ (2,056,424)	$ (2,660,171)	$ (2,632,833)
Convertible notes [1]	(153,905)	(159,074)	(179,752)	(178,579)
Derivative financial instruments				
Interest rate swap agreements	–	(70)	–	(755)
Foreign exchange forward contracts	–	(10,740)	–	8,739
Cross currency interest rate swaps	–	1,250	–	1,621
Equity forwards	–	1,300	–	–

[1] Including current portion

Notes to Consolidated Financial Statements

17. Financial instruments and concentrations of credit risk (cont'd)

(b) Foreign exchange risk management

The Company enters into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage its foreign exchange exposure on certain liabilities. The amounts of outstanding contracts at year-end, presented by currency, are included in the tables below:

Foreign exchange forward contracts

Currencies (sold / bought)	2000		1999	
	Notional amounts [1]	Average rate	Notional amounts [1]	Average rate
$ / Cdn $				
Less than 1 year	**$ 122,589**	**0.6898**	$ 108,135	0.6557
Between 1 and 3 years	**161,250**	**0.7008**	78,245	0.7117
Euro / $				
Less than 1 year	**13,976**	**1.0633**	90,641	0.9737
Between 1 and 3 years	**2,110**	**0.9033**	4,898	0.9026
SEK / $				
Less than 1 year	**16,266**	**9.6400**	17,026	8.3286
GBP / Euro				
Less than 1 year	**40,805**	**0.6074**	13,865	0.6608
Between 1 and 3 years	**2,266**	**0.6222**	–	–
Other				
Less than 1 year	**27,005**	**–**	29,232	–
Between 1 and 3 years	**372**	**–**	–	–
	$ 386,639		$ 342,042	

[1] Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 2000 and 1999.

Cross-currency interest rate swaps

Currencies (sold / bought)	2000		1999	
	Notional amounts [2]	Average rate	Notional amounts [2]	Average rate
Euro / $				
Less than 1 year	**$ 88,600**	**1.0551**	$ 26,621	0.3715
Between 1 and 3 years	**25,524**	**1.1355**	10,468	0.9578
SEK / $				
Less than 1 year	**18,371**	**8.1650**	18,371	8.1650
Between 1 and 3 years	**15,236**	**9.8450**	18,371	8.1650
	$ 147,731		$ 73,831	

[2] Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 2000 and 1999.

Notes to Consolidated Financial Statements

17. Financial instruments and concentrations of credit risk (cont'd)

(c) Interest rate risk management

The Company has entered into interest rate swaps to manage its interest rate exposure. The Company is committed to exchange at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts. The Company pays the fixed rate and receives the floating rate on a notional amount of $19,674,000 in Euro matching the payment terms of a capital lease maturing in April 2003.

(d) Credit risk

The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

When the Company enters in foreign exchange contracts and fixed interest rate agreements, the counterparties are international and Canadian banks having a minimum credit rating of A- by Standard & Poor's or of A3 by Moody's. The Company does not foresee any failure by the counterparties in meeting their obligations.

The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. At December 31, 2000, no customer balance represents a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

The Company believes that the product and geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company has long-term contracts with most of its largest customers. These contracts usually include price adjustment clauses based on the cost of paper, ink and labor. The Company does not believe that it is exposed to an unusual level of customer credit risk.

18. Commitments and contingencies

(a) Leases

The Company rents premises and equipment under operating leases which expire at various dates up to 2014 and for which minimum lease payments total $549,586,000.

Annual minimum payments under these leases for each of the next five years are as follows:

2001	$ 97,835
2002	78,613
2003	66,026
2004	52,722
2005	51,198

Rental expenses for operating leases were $102,762,000, $64,002,000 and $42,332,000 for the years 2000, 1999 and 1998.

Notes to Consolidated Financial Statements

18. Commitments and contingencies (cont'd)

(b) Equipment

As at December 31, 2000, the Company had commitments to purchase equipment for a total value of approximately $22,064,000.

(c) Environment

The Company is subject to various laws, regulations and government policies principally in North America and Europe, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position.

19. Related party transactions

The Company entered into the following transactions, at prices and conditions prevailing on the market, with related parties and were accounted for at the exchange value:

	2000	1999	1998
Revenues	$ 19,021	$ 17,293	$ 15,006
Purchases	13,540	24,423	26,037
Interest (income) expense	(45)	(138)	28
Management fees charged by the parent company, Quebecor Inc.	3,638	8,499	1,807

As at December 31, 1999, fees charged by the parent company included an amount of $6,500,000 in connection with the acquisition of WCP and the related issuance of equity as well as management fees charged in the normal course of business.

In 2000, the Company entered into a strategic agreement with Nurun Inc. ("Nurun"). The agreement includes a commitment from the Company to use Nurun services (E-procurement, intranet based application and others) for a minimum of $40,000,000 for a five-year period and an investment of Cdn$20,000,000 ($13,450,000) which represents 500,000 units, each unit consisting of one share and one five-year warrant convertible into a common share of Nurun, at an issue price and exercise price, respectively, of Cdn $40.00 ($26.90) corresponding to the closing price of Nurun's common shares on June 13, 2000.

20. Pension plans and other postretirement employee benefits

The Company maintains defined benefit pension plans for its employees. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's various pension plans were performed during the last three years.

The Company provides postretirement benefits to eligible employees. The costs of these benefits which are principally health care are accounted for during employees' active service period.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets for the fiscal years ended December 31, 2000 and December 31, 1999 and a statement of the funded status as of December 31, 2000 and December 31, 1999:

Notes to Consolidated Financial Statements

20. Pension plans and other postretirement employee benefits (cont'd)

	Pension Benefits		Postretirement Benefits	
	2000	1999	**2000**	1999
Change in benefit obligation				
Benefit obligation, beginning of year	$ **573,105**	$ 378,980	$ **66,327**	$ 32,856
Service cost	**21,239**	19,891	**699**	720
Interest cost	**45,290**	32,586	**5,255**	3,300
Plan participants' contributions	**3,335**	3,476	**482**	355
Plan amendments	**483**	–	**–**	–
Acquisitions	**–**	191,387	**–**	34,759
Curtailment (gain) loss	**293**	(1,871)	**(685)**	–
Settlement loss	**242**	–	**–**	–
Actuarial (gain) loss	**25,494**	(24,849)	**3,735**	(2,827)
Change in assumptions	**8,622**	–	**822**	–
Benefits paid	**(50,451)**	(29,522)	**(6,014)**	(3,149)
Settlement paid	**(378)**	–	**–**	–
Foreign currency changes	**(2,861)**	3,027	**(171)**	313
Benefit obligation, end of year	$ **624,413**	$ 573,105	$ **70,450**	$ 66,327
Change in plan assets				
Fair value of plan assets, beginning of year	$ **553,085**	$ 330,051	$ **–**	$ –
Actual return on plan assets	**44,675**	44,559	**–**	–
Employer contributions	**18,647**	19,888	**5,532**	2,794
Plan participants' contributions	**3,335**	3,476	**482**	355
Settlement loss	**–**	(2,228)	**–**	–
Settlement paid	**(378)**	–	**–**	–
Acquisitions	**–**	179,844	**–**	–
Benefits paid	**(50,451)**	(29,522)	**(6,014)**	(3,149)
Foreign currency changes	**(2,948)**	7,017	**–**	–
Fair value of plan assets, end of year	$ **565,965**	$ 553,085	$ **–**	$ –
Reconciliation of funded status				
Funded status	$ **(58,448)**	$ (20,020)	$ **(70,450)**	$ (66,327)
Unrecognized actuarial loss (gain)	**(8,627)**	(40,967)	**1,228**	(3,135)
Unrecognized net transition asset	**(4,160)**	(4,596)	**–**	–
Unrecognized prior service cost	**2,618**	1,982	**–**	–
Valuation allowance	**(1,104)**	(4,277)	**–**	–
Net amount recognized	$ **(69,721)**	$ (67,878)	$ **(69,222)**	$ (69,462)

The following table provides the amounts recognized in the consolidated balance sheets:

	Pension Benefits		Postretirement Benefits	
	2000	1999	**2000**	1999
Accrued benefit liability	$ **(99,576)**	$ (87,654)	$ **(69,222)**	$ (69,462)
Prepaid benefit costs	**29,855**	19,776	**–**	–
Net amount recognized	$ **(69,721)**	$ (67,878)	$ **(69,222)**	$ (69,462)

Notes to Consolidated Financial Statements

20. Pension plans and other postretirement employee benefits (cont'd)

The unrecognized net transition asset is being amortized over the average expected future service periods of employees.

The following table provides the components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits		
	2000	1999	1998	**2000**	1999	1998
Service cost	**$ 21,239**	$ 19,891	$ 18,917	**$ 699**	$ 720	$ 612
Interest cost	**45,290**	32,586	26,617	**5,255**	3,300	2,236
Expected return on plan assets	**(53,783)**	(34,710)	(28,215)	**–**	–	–
Amortization of prior service cost	**251**	160	188	**–**	–	–
Amortization of transitional assets	**(478)**	(323)	(396)	**–**	–	–
Amortization of actuarial (gain) loss	**(1,837)**	424	69	**2**	120	(23)
Curtailment (gain) loss	**–**	1,645	–	**(460)**	–	–
Valuation allowance	**(2,966)**	4,151	2	**–**	–	–
Net periodic cost	**$ 7,716**	$ 23,824	$ 17,182	**$ 5,496**	$ 4,140	$ 2,825

The weighted average assumptions used in the measurement of the Company's benefit obligation are as follows:

	Pension Benefits			Postretirement Benefits		
	2000	1999	1998	**2000**	1999	1998
Discount rate	**7.7%**	7.9%	6.7%	**7.7**%	7.9%	6.7%
Expected return on plan assets	**9.7%**	9.2%	8.5%	**–**	–	–
Rate of compensation increase	**3.7%**	4.4%	3.7%	**–**	–	–

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.8% at the end of 2000 and 7.2% at the end of 1999 and is expected to decrease gradually to 5.0% in 2009 and remaining at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:

	Other benefits	
Sensitivity analysis	1% increase	1% decrease
Effect on service and interest costs	$ 437	$ (385)
Effect on benefit obligation	4,575	(4,087)

21. Significant differences between generally accepted accounting principles in Canada and the United States

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated statements.

Notes to Consolidated Financial Statements

21. Significant differences between generally accepted accounting principles in Canada and the United States (cont'd)

(a) Reconciliation of net income and earnings per share

The application of GAAP in the United States would have the following effects on net income as reported:

	2000	1999	1998
Net income, as reported in the consolidated statements of income per GAAP in Canada	**$ 295,431**	$ 77,465	$ 159,650
Adjustments, net of applicable income taxes			
Repurchase of convertible senior subordinated notes (i)	**(822)**	–	–
Business process reegineering costs (ii)	**–**	1,044	1,015
	(822)	1,044	1,015
Net income, as adjusted per GAAP in the United States	**$ 294,609**	$ 78,509	$ 160,665
Per share data			
Net income, as reported per GAAP in Canada	**$ 1.94**	$ 0.54	$ 1.29
Effect of adjustments, net of applicable income taxes	**(0.01)**	0.01	0.01
Net income, as adjusted per GAAP in the United States	**$ 1.93**	$ 0.55	$ 1.30

(i) Repurchase of convertible senior subordinated notes

Under GAAP in Canada, the equity portion of the convertible notes is recorded under shareholders' equity as other paid-in capital. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under GAAP in the United States, the allocation to equity is not required and the gain (loss) is recorded through income in the period of extinguishment.

(ii) Business process reengineering costs

Under GAAP in Canada, certain costs incurred in connection with a consulting contract or an internal project that combines business process reengineering and information technology transformation have been deferred in the consolidated balance sheets under the items "Other assets" or " Property, plant and equipment" and amortized over periods varying from three to five years. Under GAAP in the United States effective in 1997, these costs should be expensed as incurred.

Notes to Consolidated Financial Statements

21. Significant differences between generally accepted accounting principles in Canada and the United States (cont'd)

(a) Reconciliation of net income and earnings per share (cont'd)

(iii) Presentation of restructuring and other charges

United States GAAP requires that restructuring and other charges be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before these restructuring and other charges. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before restructuring and other charges referred to above.

(iv) Presentation of goodwill amortization

Under GAAP in Canada, goodwill amortization is presented, net of related income taxes, and is excluded from the calculation of operating income before net income. Under GAAP in United States, goodwill amortization is included in the computation of operating income and is presented as an operating expense.

(b) Effect on consolidated balance sheets

The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

	2000		1999	
	Canada	**United States**	Canada	United States
Convertible notes (i)	**$ 105,936**	**$ 121,785**	$ 179,752	$ 200,583
Other paid-in capital (i)	**15,849**	**–**	20,831	–

(c) Comprehensive income

Moreover, the application of GAAP in the United States requires the disclosure of comprehensive income in a separate financial statement, which includes the net income as well as revenues, charges, gains and losses recorded directly to equity.

	2000	1999	1998
Net income, as adjusted per GAAP in the United States	**$ 294,609**	$ 78,509	$ 160,665
Currency translation adjustment	**(37,082)**	(43,189)	4,484
Comprehensive income as per GAAP in the United States	**$ 257,527**	$ 35,320	$ 165,149

(d) Recent accounting pronouncement

The Company has adopted the Financial Accounting Standards (FAS) No. 133 effective January 1, 2001, and accordingly, the Company will be required to periodically revalue any derivative instruments to fair value and record any resulting gains or losses to current earnings or other comprehensive income, as appropriate.

Notes to Consolidated Financial Statements

22. Segment disclosures

The Company operates in the printing industry. Its business units are located in four main segments: the United States, Canada, Europe and Latin America.

These segments are managed separately since they all require specific market strategies. The Company assesses the performance of each segment based on operating income.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Intersegment sales are made at fair market value, which approximate those prevailing on the markets serviced. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among operating groups.

	United States	Canada (1)	Sub-total North America	Europe (2)	Latin America (3)	Other	Inter-segment	Total
Revenues								
2000	$ 4,475,499	$1,049,821	$5,525,320	$ 890,439	$ 112,000	$ –	$ (6,682)	$ 6,521,077
1999	2,938,396	972,420	3,910,816	944,914	95,804	–	1,003	4,952,537
1998	2,045,622	922,979	2,968,601	755,362	81,267	4,370	(1,445)	3,808,155
Depreciation and amortization								
2000	241,611	47,419	289,030	48,830	5,557	1,662	–	345,079
1999	179,492	46,086	225,578	53,036	5,887	1,491	–	285,992
1998	124,083	45,876	169,959	48,816	4,306	708	–	223,789
Operating income before restructuring and other charges								
2000	518,221	109,817	628,038	61,045	6,480	29,240	–	724,803
1999	289,272	95,463	384,735	68,136	7,580	12,018	–	472,469
1998	145,288	87,561	232,849	65,756	9,681	8,780	–	317,066
Goodwill amortization								
2000	50,177	846	51,023	9,139	400	(13)	–	60,549
1999	24,067	1,254	25,321	5,929	334	186	–	31,770
1998	8,577	1,975	10,552	6,042	254	187	–	17,035
Additions to property, plant and equipment								
2000	169,241	29,510	198,751	27,463	12,013	3,958	–	242,185
1999	97,954	45,442	143,396	46,333	4,405	574	–	194,708
1998	243,364	30,217	273,581	21,457	6,830	10,255	–	312,123
Assets								
2000	4,721,119	547,458	5,268,577	985,365	144,613	86,105	–	6,484,660
1999	5,059,216	563,704	5,622,920	1,094,368	135,296	20,544	–	6,873,128

(1) The Canadian segment includes four business units in the United States and one in India.

(2) The European segment includes business units located in Austria, Finland, France, Spain, Sweden and the United Kingdom.

(3) The Latin America segment includes business units located in Argentina, Brazil, Chile, Colombia, Mexico and Peru.

Notes to Consolidated Financial Statements

22. Segment disclosures (cont'd)

The Company carries out international commercial printing operations, and offers to its customers a broad range of printed products and related communication services, such as magazines, retail inserts, catalogs, specialty printing and direct mail, books, pre-media, logistics, and other value-added services, and directories.

Revenues per product are as follows:

	2000		1999		1998	
Magazines	$ 1,817,082	27.9%	$ 1,463,937	29.6%	$ 1,108,274	29.1%
Retail inserts	1,168,050	17.9	1,041,478	21.0	793,356	20.8
Catalogs	1,065,753	16.3	770,522	15.6	589,356	15.5
Specialty printing and direct mail	920,525	14.1	530,709	10.7	380,226	10.0
Books	790,894	12.1	634,399	12.8	503,221	13.2
Pre-media, logistics, and other value-added services	405,865	6.3	277,100	5.6	269,488	7.1
Directories	352,908	5.4	234,392	4.7	164,234	4.3
	$ 6,521,077	100.0%	$ 4,952,537	100.0%	$ 3,808,155	100.0%

ACCOUNTANTS' CONSENT

The Board of Directors
Quebecor World Inc.

We consent to the use in the Report of Foreign Private Issuer on Form 6-K of Quebecor World Inc. (formerly known as Quebecor Printing Inc.) filed with the United States Securities and Exchange Commission, of our report dated January 26, 2001 on the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2000 and 1999 and the consolidated states of income, shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998, and to the incorporation by reference of such report into (i) the Registration Statements on Form S-8 of Quebecor World Inc. (Registration No. 333-1662, No. 333-8870, No. 333-50264 and No. 333-52858) and (ii) the combined Registration Statement of Quebecor World Inc. on Forms F-3 and F-9 of Quebecor World Inc., Quebecor World Capital Corporation and Quebecor World Capital GP (Registration Nos. 333-10360, 333-10360-01 and 333-10360-02).

(Signed) KPMG LLP

Chartered Accountants

Montreal, Canada
February 6, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: (s)   CARL GAUVREAU
Name: Carl Gauvreau
Title: Vice President and Corporate Controller

Date: **February 6, 2001**